UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25	OMB APPROVAL
OMB Number: 3235-0080
Expires: December 31. 2014
Estimated average burden
hours per response........1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    001-32501

Reed's Inc.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

13000 South Spring Street, Los Angeles, California 90061
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[  ]  l7CFR240.12d2-2(a)(l)

[  ]  17CFR240.12d2-2(a)(2)

[  ]  17CFR240.12d2-2(a)(3)

[  ]  17CFR240.12d2-2(a)(4)

[  ]   Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listings/or withdraw registration on the Exchange.

[X]  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Reed’s Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 28, 2012	By:	/s/ James Linesch
James Linesch, Chief Financial Officer